Exhibit 99.1

J-Long Group Limited Announces Effective Time of Share Consolidation/Reverse Stock Split to Regain NASDAQ Compliance

Hong Kong, Dec. 5, 2024 (GLOBE NEWSWIRE) -- J-Long Group Limited (Nasdaq: JL), a Hong Kong-based and established distributor of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pulls and drawcords, today announced today that it will effect a share consolidation (“Reverse Stock Split”) of its Ordinary Shares at a ratio of 1-for-10, effective as of 11:59 pm on December 9, 2024 (the “Effective Time”), in order to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rules 5550(a)(2) and Rule 5450(a)(1). The Company’s Ordinary Shares are expected to begin trading on a Reverse Stock Split adjusted basis on Nasdaq as of the open of trading on December 10, 2024, under the existing ticker symbol “JL.”

The Company’s members (Stockholders) previously approved the reverse stock split and granted the Company’s board of directors the authority to determine the final reverse stock split ratio and when to proceed with the reverse stock split at a Special Meeting of Stockholders held on November 18, 2024. The Company will file an Amendment to its Memorandum and Articles of Association to effect the share consolidation/reverse stock split at the ratio of 1-for-10 as of the Effective Time.

The CUSIP number for the Company’s Ordinary Shares will be G5191U112.

As of the Effective Time, every 10 shares of the Company’s issued and outstanding Ordinary Shares will be combined into one issued and outstanding Ordinary Share. The total number of authorized Ordinary Shares will be reduced from 30,000,000 to 3,000,000, and the par value will change to $0.000375 per share. No fractional Ordinary Shares will be issued in connection with the Reverse Stock Split, and any Shareholders of record who otherwise would be entitled to receive a fraction of a share because they hold a number of pre-split ordinary shares not evenly divisible by the number of pre-split ordinary shares for which each post-split ordinary share is to be exchanged shall be entitled to receive such number of ordinary shares as rounded down to the nearest whole share.

As of the Effective Time, proportional adjustments will also be made to the number of Ordinary Shares issuable upon the exercise of any outstanding stock options or warrants, and the exercise prices and stock price targets of any outstanding stock options, warrants, and equity awards will also be proportionately adjusted, as applicable.

The Company’s transfer agent, VStock Transfer, LLC, will serve as the exchange agent for the Reverse Stock Split. Registered stockholders holding pre-Reverse Stock Ordinary Shares of the Company’s electronically in book-entry form are not required to take any action to receive post- reverse-split shares. Those stockholders who hold their shares in brokerage accounts or in “street name” will have their positions automatically adjusted to reflect the Reverse Stock Split, subject to each brokers’ particular processes, and will not be required to take any action in connection with the Reverse Stock Split.

Disclaimer: Forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements generally relate to future events, such as the expected timing of the reverse stock split, the impact of the reverse stock split on the Company’s share price, and the Company’s ability to meet the minimum per share bid price requirement for continued listing on the Nasdaq Stock Market. You are cautioned that such statements are not guarantees of future performance and that JL’s actual results may differ materially from those set forth in the forward-looking statements. All of these forward-looking statements are subject to risks and uncertainties that may change at any time. Factors that could cause JL’s actual expectations to differ materially from these forward-looking statements include JL’s ability to continue to comply with applicable listing standards of the Nasdaq Stock Market and the other factors under the heading “Risk Factors” set forth in JL’s Annual Report on Form 20-F, and other filings made with SEC. Such filings are available on our website or at www.sec.gov. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this press release. JL undertakes no obligation to publicly update or revise forward-looking statements to reflect subsequent developments, events, or circumstances, except as may be required under applicable securities laws.

Hong Kong:

J-Long Group Limited

Edwin Chun Yin Wong, CEO and Director

ir@j-long.com

+852 3693 2110